Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”)

220 Admiral Boulevard

Mississauga, Ontario L5T 2N6

Item 2	Date of Material Change

June 28, 2019

Item 3	News Release

A news release was issued by Hydrogenics and disseminated via GlobeNewswire and filed on SEDAR with the securities regulatory authorities in each of the provinces and territories in Canada and on EDGAR on Form 6-K with the United Stated Securities and Exchange Commission on June 28, 2019.

Item 4	Summary of Material Change

On June 28, 2019, Hydrogenics announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Cummins Inc. (“Cummins”) and Atlantis AcquisitionCo Canada Corporation (the “Purchaser” and together with Hydrogenics and Cummins, the “Parties”), pursuant to which the Purchaser, a subsidiary of Cummins, has agreed to acquire all of the outstanding common shares of Hydrogenics (the “Shares”), other than Shares owned by The Hydrogen Company, a wholly owned subsidiary of L’Air Liquide S.A. (“Air Liquide”), for US$15.00 in cash per Share (the “Transaction”). The Hydrogen Company has agreed to exchange its Shares for shares of the Purchaser pursuant to the Transaction in lieu of receiving the cash consideration from the Purchaser for its Shares.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On June 28, 2019, Hydrogenics announced that it had entered into the Arrangement Agreement with Cummins and the Purchaser, pursuant to which the Purchaser, a subsidiary of Cummins, has agreed to acquire all of the outstanding Shares, other than Shares owned by The Hydrogen Company, a wholly owned subsidiary of Air Liquide, for US$15.00 in cash per Share. The Hydrogen Company has agreed to exchange its Shares for shares of the Purchaser pursuant to the Transaction in lieu of receiving the cash consideration from the Purchaser for its Shares.

The consideration per Share to be received by Hydrogenics’ shareholders (the “Shareholders”) in connection with the Transaction represents a premium of 21.6% over the 30-day volume-weighted average price (“VWAP”) of the Shares on the NASDAQ and 38.8% over the 90-day VWAP on the NASDAQ for the period ending June 27, 2019.

The Transaction is structured as a statutory plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. The Transaction requires approval of at least 66 2/3% of the votes cast by Shareholders, as well as the approval by a simple majority of votes cast by disinterested Shareholders, excluding Shares held by The Hydrogen Company and its affiliates, and any other Shareholder required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The Hydrogen Company is Hydrogenics’ largest Shareholder, owning 3,537,931 Shares, which represents approximately 18.6% of the issued and outstanding Shares. The Hydrogen Company has entered into a voting and support agreement with Cummins and the Purchaser to vote in favour of the Transaction. The directors and certain executive officers of Hydrogenics who beneficially own or exercise control or direction over Shares who, as of the date hereof, collectively hold approximately 1% of the issued and outstanding Shares, have also entered into voting and support agreements with Cummins and the Purchaser to vote in favour of the Transaction. The Transaction is also subject to the approval of the Ontario Superior Court of Justice and the satisfaction of other customary closing conditions. It is expected that the Transaction will close prior to the end of the third quarter of 2019.

The Transaction constitutes a “business combination” for purposes of MI 61-101. A special committee of the Board of Directors (the “Special Committee”) comprised of Douglas S. Alexander, Sara Elford, David C. Ferguson and Don Lowry was formed to, among other things, review, evaluate and negotiate the terms of the Transaction, make recommendations to the Board of Directors in respect of the Transaction, and supervise the preparation of a formal valuation of the fair market value of the Shares in accordance with MI 61-101.

Origin Merchant Partners (“Origin”) was retained by the Special Committee as an independent financial advisor and to prepare, under the Special Committee’s supervision, a formal valuation in accordance with the requirements of MI 61-101 (the “Formal Valuation”). Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) was retained by Hydrogenics as financial advisor to Hydrogenics.

Origin has provided its conclusion that, as of June 26, 2019, the fair market value of the Shares was between US$12.41 and US$16.36. Origin has also provided a fairness opinion to the Special Committee and Houlihan Lokey has provided a fairness opinion to the Board of Directors, stating in each case, that in its opinion, as of June 28, 2019 and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the consideration to be received by Shareholders (other than The Hydrogen Company and its affiliates) pursuant to the Transaction is fair, from a financial point of view, to such Shareholders.

After consideration of, among other things, the conclusions of Origin as to the fair market value of the Shares, the fairness opinion of Origin, the advice of Hydrogenics’ legal advisors, and the terms and conditions set forth in the Arrangement Agreement, the Special Committee unanimously recommended that the Board of Directors approve the Transaction and recommend to Shareholders (other than The Hydrogen Company and its affiliates) that they vote in favour of the Transaction.

The Board of Directors, after receiving financial and legal advice and following receipt of the fairness opinion of Houlihan Lokey and the unanimous recommendation of the Special Committee, unanimously approved the Transaction and recommended that Shareholders vote in favour of the Transaction. Mr. Pierre-Etienne Franc, an officer of an affiliate of Air Liquide and The Hydrogen Company’s nominee director, declared a conflict and recused himself from consideration of and voting on the Transaction.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The following is a summary of certain material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the full text of the Arrangement Agreement, a copy of which is available under Hydrogenics’ profile on SEDAR at www.sedar.com and on EDGAR on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

The rights and obligations of the Parties are governed by the express terms of the Arrangement Agreement and not by this summary or by any other information contained in this material change report.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by Hydrogenics, the Purchaser and Cummins. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by Hydrogenics to the Purchaser and Cummins or are subject to a standard of materiality or are qualified by a reference to a Material Adverse Effect (as such term is defined in the Arrangement Agreement). Therefore, readers should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains a number of customary representations and warranties provided by Hydrogenics relating to organization and qualification; subsidiaries; authority and enforceability; board and special committee approvals; capitalization; government approvals, notices and filings; third party consents, approvals and notices; financial statements; reporting status and securities laws matters; books and records; disclosure controls; internal controls; absence of certain undisclosed liabilities; conduct of Hydrogenics’ business and absence of material adverse effect; real property; material contracts; intellectual property rights; Hydrogenics’ computer systems; employee benefit plans; employment and labour relations; environmental matters; taxes; insurance; permits; compliance with laws; related party transactions; restrictions on conduct of its business; litigation; auditors; brokers; anti-money laundering and anti-corruption legislation compliance; trade laws and sanctions compliance; and privacy matters.

In addition, the Arrangement Agreement also contains a number of customary representations and warranties provided by the Purchaser and Cummins relating to organization and qualification; authority and enforceability; government approvals, notices and filings; third party consents, approvals and notices; litigation; availability of funds; ownership of Hydrogenics securities; status under the Investment Canada Act; and arrangements with The Hydrogen Company.

Covenants

Covenants of Hydrogenics Regarding the Conduct of Business

The Arrangement Agreement contains covenants of Hydrogenics relating to its conduct of business (including the business of its subsidiaries) between the date of execution of the Arrangement Agreement and the effective time of the Arrangement, including that the business of Hydrogenics and its subsidiaries shall be conducted in the ordinary course of business of Hydrogenics. Furthermore, Hydrogenics has agreed to use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with material customers, suppliers, partners and other persons with which Hydrogenics or its subsidiaries have a material business relationship. The Arrangement Agreement contains covenants of Hydrogenics not to take, or permit its subsidiaries to take, certain actions in connection with the conduct of its business without Purchaser’s consent (subject to certain exceptions).

Covenants of Hydrogenics Regarding the Arrangement

The Arrangement Agreement contains covenants of Hydrogenics relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to:

(a)	assist in effecting the replacement of the existing members of the Board of Directors with persons identified by the Purchaser (to the extent requested by Purchaser);

(b)	obtain all third party consents or approvals that are required under Hydrogenics’ or its subsidiaries’ Material Contracts;

(c)	cooperate with and assist the Purchaser in connection with obtaining any waivers, permits, governmental orders or other permits and any discussions or negotiations with Hydrogenics’ landlords or lenders;

(d)	defend all proceedings against Hydrogenics or its subsidiaries challenging the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(e)	delist the Shares from the exchanges on which they currently trade and deregister the Shares under the United Stated Securities Act as soon as reasonably practicable following the effective time of the Arrangement.

Covenants of the Purchaser Regarding the Arrangement

The Arrangement Agreement contains covenants of the Purchaser relating to the Arrangement, including, but not limited to:

(a)	using commercially reasonable efforts to defend all proceedings against the Purchaser, Cummins, The Hydrogen Company or their affiliates challenging the Arrangement or the transactions contemplated by the Arrangement Agreement;

(b)	using commercially reasonable efforts to cooperate with Hydrogenics in its efforts to obtain all third party consents or approvals that are required under Hydrogenics’ or its subsidiaries’ Material Contracts;

(c)	ensuring that it has sufficient funds to complete the Arrangement;

(d)	notifying Hydrogenics of any notice from persons alleging that the consent of such person is required in connection with the Arrangement or actions or claims commenced or threatened relating to the Arrangement; and

(e)	using commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps reasonably required to complete the Arrangement.

Mutual Covenants of the Parties Regarding the Arrangement

The Arrangement Agreement contains mutual covenants of the Parties relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to:

(a)	oppose, lift, vacate or rescind any governmental order seeking to enjoin the Arrangement and to defend all proceedings challenging the Arrangement or the Arrangement Agreement;

(b)	satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the interim and final court orders; and

(c)	carrying out the terms of the interim and final court orders applicable to it any complying with all requirements of applicable laws with respect to the transactions contemplated by the Arrangement Agreement.

Conditions to the Arrangement Becoming Effective

Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfilment of each of the following conditions, each of which may only be waived with the mutual consent of the Parties:

(a)	the shareholder resolution in respect of the Arrangement has been approved and adopted by the Shareholders at the special meeting of Shareholders to be held in accordance with the interim court order (the “Meeting”);

(b)	the interim and final court orders approving the Arrangement have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either Hydrogenics or the Purchaser; and

(c)	no law or order is then in effect that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement;

Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is also satisfied:

(a)	Hydrogenics has, in all material respects, fulfilled, performed or complied with each of its covenants contained in the Arrangement Agreement to be fulfilled, performed or complied with by it on or prior to the effective time of the Arrangement;

(b)	the representations and warranties of Hydrogenics set forth in the Arrangement Agreement are true and correct as of the effective time of the Arrangement (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect; and

(c)	since the date of the Arrangement Agreement, no Material Adverse Effect has occurred.

Additional Conditions Precedent to the Obligations of Hydrogenics

Hydrogenics is not required to complete the Arrangement unless each of the following conditions is also satisfied:

(a)	the Purchaser and Cummins have, in all material respects, fulfilled, performed or complied with each of their covenants contained in the Arrangement Agreement to be fulfilled, performed or complied with on or prior to the effective time of the Arrangement;

(b)	the representations and warranties of the Purchaser and Cummins set forth in the Arrangement Agreement are true and correct in all respects as of the effective time of the Arrangement (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a materially adverse effect on, or materially delay or impede, the ability of the Purchaser and Cummins to consummate the Arrangement and perform its obligations thereunder; and

(c)	following receipt of the final order and on or prior to the business day immediately prior to filing by Hydrogenics of the Articles of Arrangement, the Purchaser has deposited with the depository in escrow funds sufficient to complete the Arrangement in accordance with its terms.

Regulatory Covenants

Hydrogenics has agreed to submit a notification to Public Works and Government Services Canada pursuant to section 9 of the Canadian Controlled Goods Regulations in respect of the transactions contemplated by the Arrangement Agreement. The Purchaser has agreed to co-operate and assist Hydrogenics in preparing the notice and all other submissions, filings, or responses to questions from Public Works and Government Services Canada.

Financing

The Arrangement Agreement does not contain a financing condition. Cummins and the Purchaser have represented that they have, or will have, respectively, sufficient funds to consummate the transactions contemplated by the Arrangement Agreement.

Non-Solicitation

Pursuant to the Arrangement Agreement, Hydrogenics has agreed, except as expressly provided in the Arrangement Agreement, that it will not, directly or indirectly, or through its subsidiaries or representatives: (i) solicit, initiate, knowingly encourage or otherwise facilitate or cooperate with any inquiry, proposal or offer that would reasonably be expected to constitute an “Acquisition Proposal” (as defined in the Arrangement Agreement), (ii) enter into, continue or participate in any discussions or negotiations with any person (other than Cummins, the Purchaser and/or The Hydrogen Company or their affiliates and joint actors) regarding an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, (iii) make or propose publicly to make a Change in Recommendation (as defined below), (iv) accept, approve or recommend, or propose publicly to accept, approve or recommend any Acquisition Proposal, or (v) accept or enter into or propose publicly to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than certain confidentiality agreements expressly permitted by the Arrangement Agreement).

Hydrogenics has also agreed that it shall not waive any provision of any existing confidentiality, standstill or similar agreement or restriction relating to a potential Acquisition Proposal with any party.

Notification of Acquisition Proposals

Hydrogenics shall promptly (and in any event within two business days) notify Purchaser of: (i) any written Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or any request for copies of, access to, or disclosure of, confidential information relating to Hydrogenics or any subsidiary, in connection with an Acquisition Proposal, received by any of its directors (other than The Hydrogen Company’s nominee director) or senior officers; and (ii) any material amendments to an Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal. Such notice to the Purchaser shall include a description of the material terms and conditions of the Acquisition Proposal and the identity of the persons making the Acquisition Proposal, amendment or inquiry, and, to the extent permitted pursuant to any confidentiality agreement previously entered into with such person, a copy thereof, if in writing. Hydrogenics must keep the Purchaser reasonably informed of the status and details of and any material changes to the terms of any such Acquisition Proposal, inquiry, proposal or offer (as amended, if applicable).

Responding to an Acquisition Proposal

Notwithstanding Hydrogenics’ non-solicitation covenants, if at any time prior to approval by Shareholders of the Arrangement resolution, Hydrogenics receives a written Acquisition Proposal that was not solicited after entering into the Arrangement Agreement in breach of the non-solicitation covenants, and if, in the opinion of the Board of Directors or relevant committee thereof, acting in good faith and after receiving advice from financial and legal advisors, the Acquisition Proposal is, or could reasonably be expected to lead to, a “Superior Proposal” (as defined in the Arrangement Agreement), Hydrogenics may:

i.	furnish information with respect to Hydrogenics and its subsidiaries to the person making such Acquisition Proposal and its representatives and potential financing sources; and/or

ii.	consider such Acquisition Proposal and/or, participate and/or engage in discussions with the person making such Acquisition Proposal and its representatives and potential financing sources;

provided that Hydrogenics shall not disclose any non-public information with respect to Hydrogenics to such person without entering into a confidentiality agreement having confidentiality terms not in the aggregate more favourable to such person than the equivalent terms of the confidentiality agreement between Hydrogenics and Cummins, it being understood that such confidentiality agreement need not restrict such person from making an Acquisition Proposal or consummating a Superior Proposal, provided that the Purchaser is promptly provided with copies of any material non-public information provided to such person, which was not previously provided to the Purchaser.

Subject to Hydrogenics’ compliance with its non-solicitation covenants and the Purchaser’s “right to match”, at any time following the date of the Arrangement Agreement and prior to obtaining the approval by Shareholders of the Arrangement resolution, if Hydrogenics receives an Acquisition Proposal which the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal, the Board of Directors and relevant committee thereof may make a Change in Recommendation and accept, approve, recommend or enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

The Arrangement Agreement provides the Purchaser with a right to match any Superior Proposal received by Hydrogenics. In this regard, Hydrogenics may not approve, recommend, or enter into an agreement with respect to a Superior Proposal unless:

(a)	an Acquisition Proposal has been made that the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal;

(b)	such Acquisition Proposal did not result from the willful and intentional breach of Hydrogenics’ non-solicitation covenants and Hydrogenics has provided the Purchaser with a copy of the Superior Proposal;

(c)	the approval by Shareholders of the Arrangement resolution has not yet occurred;

(d)	at least five business days have elapsed from the date on which the Purchaser received notice that the Board of Directors or relevant committee thereof determined, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal (the “Response Period”);

(e)	the Board of Directors or relevant committee thereof shall have determined in good faith after consultation with legal and financial advisors that if the Purchaser has proposed to amend the terms of the Arrangement Agreement, the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(f)	Hydrogenics shall have terminated or concurrently terminates the Arrangement Agreement; and

(g)	Hydrogenics has previously paid or concurrently pays to the Purchaser a termination fee of US$8,900,000.

The Purchaser will be afforded an additional Response Period of at least 24 hours following receipt of notice of a material amendment to an Acquisition Proposal.

Provided that the requirements of clauses (a) through (e) above have been satisfied, and subject the right of the Purchaser to terminate the Arrangement Agreement and receive the termination fee described in clause (g) above, the Board of Directors and relevant committee thereof may make a Change in Recommendation and recommend or approve an Acquisition Proposal.

Insurance and Indemnification

Prior to the effective date of the Arrangement, Hydrogenics may, and if Hydrogenics is unable to, the Purchaser shall cause Hydrogenics to purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance policies providing protection comparable to the most favourable protection provided by the policies maintained by Hydrogenics and its subsidiaries as of the date of the Arrangement Agreement for a claims reporting or run-off and extended reporting period of six years from and after the effective time with respect to any claim related to any period of time at or prior to the effective time from an insurance carrier with the same or better credit rating as Hydrogenics’ current insurance carriers with respect to directors’, officers’ and employees’ liability insurance, provided that that the annual premium for such policies shall not exceed 300% of Hydrogenics’ and its subsidiaries’ current annual aggregate premium for its and its subsidiaries current policies, and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying annual premiums in excess of 300% of Hydrogenics’ current premiums, the Purchaser shall only be required to cause Hydrogenics to obtain as much coverage as can be obtained by paying annual premiums equal to 300% of Hydrogenics’ current premiums.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the effective time of the Arrangement by:

(a)	the mutual written agreement of Hydrogenics and the Purchaser; or

(b)	either Hydrogenics or the Purchaser if:

(i)	Shareholders do not approve the resolution in respect of the Arrangement in accordance with the interim court order; or

(ii)	the effective date of the Arrangement does not occur on or prior to December 20, 2019 or such later date as may be agreed to in writing by the Parties (the “Outside Date”), provided that the foregoing has not been primarily caused by such Party (or in the case of the Purchaser, caused by Cummins and/or Purchaser), or is a result of a breach by such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Cummins) of any of its representations or warranties or the failure of such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Cummins) to perform any of its covenants or agreements under this Agreement;

(c)	Hydrogenics if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Cummins under the Arrangement Agreement occurs that would cause any of the conditions described under the headings Mutual Conditions Precedent or Additional Conditions Precedent to the Obligations of Hydrogenics to be incapable of being satisfied by the Outside Date; provided that Hydrogenics is not then in breach of the Arrangement Agreement so as to be the primary cause of any such conditions not being satisfied; or

(ii)	prior to approval by Shareholders of the resolution in respect of the Arrangement, the Board of Directors or relevant committee thereof makes a Change in Recommendation or, provided that Hydrogenics is then in compliance with its obligations regarding non-solicitation and Purchaser’s right to match, enters into a written agreement with respect to a Superior Proposal, and that prior or concurrent with such termination, Hydrogenics pays to Purchaser a US$8,900,000 termination fee.

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hydrogenics under the Arrangement Agreement occurs that would cause any of the conditions described above under the headings Mutual Conditions Precedent or Additional Conditions Precedent to the Obligations of the Purchaser to be incapable of being satisfied by the Outside Date; provided that the Purchaser or Cummins is not then in breach of the Arrangement Agreement so as to be the primary cause of such conditions not being satisfied; or

(ii)	prior to approval by Shareholders of the resolution in respect of the Arrangement: (A) the Board of Directors and relevant committee thereof fails to recommend or withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser or fails to publicly reaffirm within ten business days after having been requested in writing to do so by the Purchaser, acting reasonably, the approval or recommendation of the Arrangement or Arrangement resolution (a “Change in Recommendation”); or (B) the Board of Directors and relevant committee thereof approved, recommended or authorized an Acquisition Proposal or entered into a written agreement in respect of an Acquisition Proposal.

Termination Fees and Expenses

Expenses

Except as otherwise provided in the Arrangement Agreement, each Party will bear its own expenses in connection with the Arrangement Agreement and the Arrangement.

The Purchaser has agreed to pay all fees, costs and expenses payable in connection with the Formal Valuation, certain regulatory filings, and any dealer and proxy solicitation services engaged at the Purchaser’s request.

Termination Fee

Hydrogenics shall pay to the Purchaser a termination fee of US$8,900,000 if the Arrangement Agreement is terminated:

(a)	by the Purchaser in the circumstance described above in paragraph (d)(ii) under Termination of the Arrangement Agreement;

(b)	by Hydrogenics in the circumstance described above in paragraph (c)(ii) under Termination of the Arrangement Agreement;

(c)	by either of the Parties in the circumstances described above in paragraph (b)(i), by Purchaser pursuant to paragraph (b)(ii), or by Purchaser pursuant to paragraph (d)(i) under Termination of the Arrangement Agreement if:

(i)	following the date of the Arrangement Agreement and prior to the Meeting, a bona fide Acquisition Proposal is made, proposed or publicly announced by any person (other than the Purchaser, The Hydrogen Company or any of their affiliates or any person acting jointly or in concert with any of the foregoing);

(ii)	Acquisition Proposal has not expired or been publicly withdrawn prior the Meeting; and

(iii)	within nine months following the date of such termination (A) such Acquisition Proposal is consummated by Hydrogenics or any of its subsidiaries, or (B) within six months following the date of such termination, Hydrogenics or any of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract (other than a confidentiality or standstill agreement) in respect of such Acquisition Proposal and such Acquisition Proposal is later consummated (within twelve months after such termination).

For purposes of the foregoing, the references in the definition of “Acquisition Proposal” (as defined in the Arrangement Agreement) to “more than 20% of the voting or equity securities” shall be deemed to be references to “more than 50% of the voting or equity securities”, and the references to “20% or more of the consolidated assets” and “20% or more of the consolidated revenue” shall be deemed to be references to “50% or more of the consolidated assets” and “50% or more of the consolidated revenues”, respectively.

Additional Information

In connection with the Arrangement, the Shares will be delisted from the Toronto Stock Exchange and NASDAQ subsequent to the closing of the Transaction and Hydrogenics will apply to cease to be a reporting issuer or equivalent in Canada and the United States.

Full details of the Arrangement will be included in a proxy circular to be mailed to Shareholders in advance of the Meeting. A copy of the Arrangement Agreement is available under Hydrogenics’ profile at www.sedar.com and on EDGAR on the U.S. Securities and Exchange Commission’s website at www.sec.gov and the proxy circular relating to the Arrangement will be filed with the Canadian securities regulatory authorities and will be available under Hydrogenics’ profile at www.sedar.com and on EDGAR on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Marc Beisheim

Chief Financial Officer and Corporate Secretary

(905) 361-3660

Item 9	Date of Report

July 8, 2019